Filed Pursuant to Rule 424(b)(3)
File No. 333-136277

Prospectus supplement no. 18
to prospectus dated NOVEMBER 13, 2012

ZIM CORPORATION

This Prospectus Supplement No. 18 supplements and amends our Prospectus dated July 11, 2008, as amended and supplemented. This Prospectus Supplement No.18 includes our attached Form 6-K for the month of November 2012 as filed with the Securities and Exchange Commission on November 13, 2012.

Any statement contained in the Prospectus and any prospectus supplements filed prior to the date hereof shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement No.18 modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement No.18.

This Prospectus Supplement No.18 should be read in conjunction with the Prospectus, and any prospectus supplements filed prior to the date hereof.

 The date of this Prospectus Supplement No.18 is November 13, 2012.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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Quarterly Business Review by Management for the

Quarter Ended September 30, 2012

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ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended September 30, 2012	Three months ended September 30, 2011	Six months ended September 30, 2012	Six months ended September 30, 2011
	$	$	$	$
Revenue
Mobile	26,644	35,251	43,389	85,192
Software	66,818	34,723	100,852	291,404
Software maintenance and consulting	306,278	332,171	552,743	596,865
Total revenue	399,740	402,145	696,984	973,461

Operating expenses
Cost of revenue	32,939	43,361	60,783	80,334
Selling, general and administrative	355,080	310,122	611,189	620,302
Research and development	135,457	157,788	277,400	335,097
Total operating expenses	523,476	511,271	949,372	1,035,733

Income (loss) from operations	(123,736)	(109,126)	(252,388)	(62,272)
Other income (expense):
Other expense	(503)	(510)	(503)	(510)
Interest income , net	23,495	34,827	49,924	61,313
Total other income (expense)	22,992	34,317	49,421	59,803
Net income (loss) before income taxes	(100,744)	(74,809)	(202,967)	(2,469)
Income tax benefit	14,890	30,343	52,963	78,794
Net income (loss)	(88,854)	(44,466)	(150,004)	76,325

Basic and fully diluted income (loss) per share	(0.001)	(0.000)	(0.001)	0.001
Weighted average number of shares outstanding	134,541,796	125,460,867	130,200,593	125,460,867

The accompanying notes are an integral part of these condensed consolidated financial statements

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ZIM Corporation Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Six months ended September 30, 2012	Six months ended September 30, 2011
	$	$
OPERATING ACTIVITIES
Net income (loss)	(150,004)	76,325
Items not involving cash:
Depreciation of property and equipment	6,240	8,972
Amortization of intangible assets	4,988	6,843
Stock-based compensation	103,352	23,259
Changes in operating working capital
Increase in accounts receivable	49,303	(113,364)
Decrease (increase) in investment tax credits receivable	(53,547)	(78,617)
Decrease in prepaid expenses	12,512	21,971
Increase in accounts payable	2,189	9,696
Increase (decrease) in accrued liabilities	4,322	(19,240)
Increase (decrease) in deferred revenue	340	(24,399)
Cash flows provided by operating activities	(20,305)	(88,554)

INVESTING ACTIVITIES
Purchase of property and equipment	(4,872)	(10,266)
Purchase of an investment	—	(185,203)
Cash flows used in investing activities	(4,872)	(195,469)

FINANCING ACTIVITIES
Cash flows provided by financing activities	—	—

Effect of changes in exchange rates on cash	(242,198)	(169,561)

Increase in cash	(267,375)	(453,584)
Cash, beginning of period	1,762,171	1,770,990
Cash, end of period	1,494,796	1,317,406

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ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	September 30, 2012	March 31,2012
	(Unaudited) $	(Audited) $
ASSETS
Current assets
Cash and cash equivalents	1,494,796	1,762,171
Accounts receivable, net	141,993	191,296
Investment tax credits receivable	305,126	259,720
Other tax credits	48,865	40,724
Prepaid expenses	12,686	25,198
	2,003,466	2,279,109

Long term deposit	9,722	9,722
Investments	305,575	300,557
Intangible assets	30,512	35,031
Property and equipment, net	32,503	33,871
	2,381,778	2,658,290
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	25,979	23,790
Accrued liabilities	57,708	53,386
Deferred revenue	171,754	171,414
	255,441	248,590

Shareholders' equity:
Preferred shares, no par value, non-cumulative
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2012 and March 31, 2012.	—	—
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2012 and March 31, 2012.
Common shares, no par value, voting,	—	—
Unlimited authorized shares; 125,460,867 shares issued and outstanding as at September 30, 2012 and 125,460,867 as at March 31, 2012.	19,262,796	19,262,796
Additional paid-in capital	2,902,847	2,825,571
Accumulated deficit	(20,563,530)	(20,112,481)
Accumulated other comprehensive income	524,224	433,814
	2,126,337	2,409,700
	2,381,778	2,658,290

The accompanying notes are an integral part of these condensed consolidated financial statements.

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 1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of March 31, 2012 has been derived from our audited consolidated financial statements for the year ended March 31, 2012. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2012 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month and six month periods ended September 30, 2012 are not necessarily indicative of the results to be expected for the full year.

2 – EQUITY INVESTMENT

On June 29, 2011 ZIM Corporation made an equity investment in Connecting People For Health Co-operative Ltd.

Connecting People for Health Co-operative Ltd. (CP4H) is owned by a large and varied base of Co-operatives and Credit Unions that span Atlantic Canada. CP4H has created HealthConnex as a healthcare service for its members. CP4H has been promoting and working toward a more user-driven health care system since it was founded in 2006 by the co-op and credit union sector.

HealthConnex is a health portal providing tools for patients to drive positive change in the health care system, from the patient up. The HealthConnex internet portal provides convenient services and a pay engine that allow patients to connect with their health care team in new and innovative ways. In addition, HealthConnex purchased Benneworth Advanced Systems and the Medical Office Manager product (MOM) which was developed using ZIM's core database technology and language.

ZIM's investment in CP4H is strategic in nature as it provides the company with indirect access to more than 1800 medical professionals using MOM and future product opportunities.

The equity interest in CP4H by ZIM is less than 10% and ZIM has no significant influence, as defined in ASC 323-10-15-6, over the corporate decisions of CP4H at this time. Based on these facts and the guidance provided by ASC 325-20 the investment has been accounted for using the cost method.

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ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, controls and procedures, prospects, revenue expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include, without limitation, foreign exchange risk, credit risk, fair value risks and key personnel risk and the other risks set forth under “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2012, and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " in this Form 6-K and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2012, as well as those discussed elsewhere in this Form 6-K and our Form 20-F. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements contained in this Form 6-K speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the three month and six month periods ended September 30, 2012 and 2011.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

EXECUTIVE SUMMARY

Revenue for the quarter ended September 30, 2012 was $399,740, a decrease from $402,145 for the same period last year. The decrease in revenue resulted from a decrease in mobile content revenue combined with the delay in revenue recognition of work in progress on consulting projects related to our migration software and services. These decreases are partially offset by an increase in software license revenue.

Net loss for the quarter was $85,854 as compared to a net loss of $44,466 for the quarter ended September 30, 2011. On a year-to-date basis net loss was $150,004 as compared to a net income of $76,325 for the same period in fiscal 2012. The net income is a reflection of decreased sales and delays in software consulting revenue recognition. The net income is also impacted by the recognition of $100,000 in non-cash stock based compensation that was not present in the same period in fiscal 2012.

ZIM had cash and cash equivalents of $1,494,796 at September 30, 2012 as compared to cash and cash equivalents of $1,762,171 at March 31, 2012. Due to the volatility of foreign exchange rates a non-realized cash loss of $242,198 has been recognized in the six month period. Refer to Item 3 for details of cash holdings in their base currencies.

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BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.   SMS and the provision of mobile content directly to end users (which started with ZIM’s acquisition of AIS in 2007) will continue to provide a minimal amount of revenue within the mobile segment of operations. In fiscal 2013, ZIM continues to focus on the development and sale of enterprise database software to end users as well as maintain its SMS messaging and mobile content product lines.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Form 20-F for the fiscal year ended March 31, 2012.

RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2012 COMPARED TO THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2011

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three and six months ended September 30, 2012 and 2011. The information for the three months and six months ended September 30, 2012, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2012, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance. All financial information is prepared in accordance with GAAP in the United States and is stated in US dollars.

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REVENUES

	Three months ended September 30, 2012	As a %	Three months ended September 30, 2011	As a %

Mobile content	6,031	2	15,738	4
Bulk SMS	20,623	5	19,513	5
	26,644	7	35,251	9

Software	66,818	17	34,723	9
Maintenance and consulting	306,278	77	332,171	82
	373,096	93	366,894	91

Total Revenue	399,740	100	402,145	100

	Six months ended September 30, 2012		Six months ended September 30, 2011

Mobile content	14,189	2	33,228	3
Bulk SMS	29,200	4	51,964	6
	43,389	6	85,192	9

Software	100,852	14	291,404	30
Maintenance and consulting	552,743	79	596,865	61
	653,595	94	888,269	91

Total Revenue	696,984	100	973,461	100

Total revenues for the three months ended September 30, 2012 were $399,740 as compared to $402,145 for the three months ended September 30, 2011. Total revenues for the six months ended September 30, 2012 were $696,984 as compared to $973,461 for the six months ended September 30, 2011. These quarter over quarter and year to date decreases of $2,405 (1%) and $276,674 (28%) respectively in revenues are mainly attributable to a decrease in enterprise software sales and mobile content revenue.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

MOBILE CONTENT

On April 1, 2006 we acquired AIS and its two internet portals offering mobile content. Consumers are able to download ringtones and wallpapers directly from our internet sites to their mobile phones. Consumers can choose to pay for the content with their credit card or through electronic billing systems. Compared to $15,738 and $33,228 for the three and six months ended September 30, 2011, this revenue stream has decreased to $6,021 and $14,189 respectively, for the three and six months ended September 30, 2012 as a result of continued saturation of the market.

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BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list. Success in this industry is dependent on sending large quantities of messages on stable cost effective telecommunication routes. For the quarter ended September 30, 2012 we experienced a slight increase in revenue from $19,513, for the period ended September 30, 2011, to $20,623. We experienced a year to date revenue decrease from $51,964, for the six months ended September 30, 2011, to $29,200, for the six months ended September 30, 2012. In general, bulk messaging customers choose the service provider that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators. Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any further growth in our bulk messaging revenue during the remainder of fiscal 2013.

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have increased from $366,894 to $373,096 for the quarters ended September 30, 2012 and 2011, respectively. On a year to date basis revenues have decreased from $888,269 for the first half of fiscal 2012 to $653,595 for the first half of fiscal 2013. The decrease in revenue comes from a decrease in the sales of new software licenses and delays associated with the completion of consulting projects. The revenue from the renewal of software maintenance contracts remained stable with the revenue decrease attributable to the weakening of the Brazilian real.

We will continue to allocate the required resources to the maintenance and development of our database products while we continue to generate revenues from this product line. We remain committed to serving our existing customers.

OPERATING EXPENSES

	Three months ended September 30, 2012	Three months ended September 30, 2011	Period to period change
	$	$	$

Cost of revenue	32,939	43,361	(10,422)
Selling, general and administrative	355,080	310,122	44,958
Research and development	135,457	157,788	(22,331)
	523,476	511,271	12,205

	Six months ended September 30, 2012	Six months ended September 30, 2011	Period to period change
	$	$	$

Cost of revenue	60,783	80,334	(19,551)
Selling, general and administrative	611,186	620,302	(9,113)
Research and development	277,400	335,097	(57,697)
	949,372	1,035,733	(86,361)

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COST OF REVENUE

	Three months ended September 30, 2012	Three months ended September 30, 2011
	$	$
Mobile
Revenue	26,644	35,251
Cost of revenue	(5,769)	(7,687)
Gross margin	20,875	27,564

Gross margin percentage	78%	78%

Software
Revenue	306,278	366,894
Cost of revenue	(27,170)	(14,308)
Gross margin	279,108	352,586

Gross margin percentage	91%	96%

	Six months ended September 30, 2012	Six months ended September 30, 2011
	$	$
Mobile
Revenue	43,389	85,192
Cost of revenue	(12,644)	(27,209)
Gross margin	30,745	57,983

Gross margin percentage	71%	68%

Software
Revenue	552,743	888,269
Cost of revenue	(48,139)	(53,125)
Gross margin	504,604	835,144

Gross margin percentage	91%	94%

The decrease in gross margins in our software segment relates to the reduction in sales of higher margin software licenses. At the same time, the margins in the mobile line of business have declined due to a decline in revenues combined with some fixed operational costs.

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SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended September 30, 2012 and September 30, 2011 were $355,080 and $310,122, respectively. On a year-to-date basis expenses have decreased from $620,302 for the first half of fiscal 2012 to $611,189 for the first half of fiscal 2013. The increase in selling, general and administrative fees relates to stock based compensation that was not present in fiscal 2012.

STOCK-BASED COMPENSATION

For the three months ended September 30, 2012, and September 30, 2011 the Company recognized compensation expense for employees and consultants of $103,352 and $24,653, respectively. On a year-to-date basis stock-based compensation has increased from $24,653 for the first half of fiscal 2012 to $103,352 for the first half of fiscal 2013. The Company does not have any non-vested awards.

On July 5, 2012, the Company issued 10,000,000 common shares to executive officers and consultants in lieu of cash compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors. The share value at the time of the issue was $0.01 and compensation expense of $100,000 was recognized.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended September 30, 2012 and 2011 were $135,457 and $157,788, respectively. On a year-to- date basis research and development expenses have decreased from $335,097 for the first half of fiscal 2012 to $277,400 for the first half of fiscal 2013 and are reflective of reduced labor costs. This continued level of research and development investment reflects the Company’s focus on generating new technology and products to serve the enterprise database software market.

LIQUIDITY AND CAPITAL RESOURCES

The Company recorded a net loss of $85,854 and a net income of $44,466 during the three months ended September 30, 2012 and the three months ended September 30, 2011, respectively. On a year-to-date basis our net income has decreased from a net income of $76,325 for the first half of fiscal 2012 to net loss of $150,004 for the first half of fiscal 2013. The decreased profitability reflects the decrease in sales of enterprise database software.

At September 30, 2012, ZIM had cash and cash equivalents of $1,494,796 and working capital of $1,748,025, as compared to cash and cash equivalents of $1,762,171 and working capital of $2,030,519 at March 31, 2012. This decrease in cash position principally reflects lower revenues.

Cash flows for the fiscal periods were as follows:

	Six months ended September 30, 2012	Six months ended September 30, 2011
	$	$
Cash flows used in operating activities	(20,305)	(88,554)
Cash flows used in investing activities	(4,872)	(195,469)
Cash flows provided by financing activities	—	—

At September 30, 2012, the Company had access to a line of credit for $508,544 from its Chief Executive Officer and a working capital line from its principal banker for $50,854, in addition to a cash and cash equivalent balance of $1,494,796. Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months.

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However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

On October 25, 2012, ZIM was informed by the Canada Revenue Agency that its Scientific Research and Experimental Development (SR&ED) tax credit for fiscal period 2012 had been approved as filed. The filed amount of $362,798 Canadian dollars equates to $ 363,160 United States dollars. A provisional amount of $259,720 was recorded for this claim in fiscal 2012. The additional claim amount of $103,540 will be recorded in Quarter 3 of fiscal 2013.

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ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $1,494,796 are comprised of $88,623 in cash and $1,406,173 in cash equivalents. The cash equivalents of $1,406,173 at September 30, 2012 (1,270,304 at March 31, 2012) are comprised of:

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $1,406,173 - No Maturity. Of these deposits only R$180,000 are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	September 30, 2012	March 31, 2012

Canadian dollars	(44,224)	145,454
US dollars	20,104	44,127
Brazilian reals	3,070,661	2,819,710
British pounds	2,055	10,567
Euros	1,960	5,076

Accounts receivable include the following amounts receivable in their source currency:

	September 30, 2012	March 31, 2012

Canadian dollars	25,011	27,074
US dollars	19,225	102,726
Brazilian reals	187,306	94,057
British pounds	180	438
Euros	3,653	6,432

Accounts payable include the following amounts payable in their source currency:

	September 30, 2012	March 31, 2012

Canadian dollars	19,988	19,629
US dollars	5,301	3,541
Brazilian reals	706	805
British pounds	—	100

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Accrued liabilities include the following accruals in their source currency:

	September 30, 2012	March 31, 2012

Canadian dollars	16,785	26,457
US dollars	12,785	11,709
Brazilian reals	56,493	27,675

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	September 30, 2012	March 31, 2012

Canada	18%	14%
North America, excluding Canada	14%	54%
South America	65%	27%
Europe, excluding Great Britain	3%	5%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

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ITEM 3 – 2011 ANNUAL GENERAL MEETING

The Annual Meeting of Shareholders of ZIM Corporation (ZIM or the Company) was held at the offices of ZIM at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada K1S 1V7, on Thursday, September 20, 2011, beginning at 2:00 p.m. At the meeting a vote was taken with regards to the following proposals:

1.	Ratifying the appointment of Raymond Chabot Grant Thornton LLP as the Company’s independent auditors for the fiscal year ending March 31, 2013; and

2.	Transacting such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on August 20, 2012, were entitled to vote at the meeting. This notice and the Company’s management proxy circular were mailed to shareholders on or about August 20, 2012.

The duly appointed Inspectors of Election reported and certified the results of ballots cast as:

PROPOSAL 1: Ratifying the appointment of Ernst & Young LLP as the Company’s independent auditors for the fiscal year ending March 31, 2013;

FOR	WITHHELD
97,344,507	170,010

No other business was proposed or conducted at the meeting.

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SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
November 12, 2012	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
November 12, 2012	/s/ John Chapman John Chapman, Chief Financial Officer

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